ARTICLES OF ASSOCIATION
OF
JI’AN CITY FOREST INDUSTRY CORPORATION LIMITED

CHAPTER 1    GENERAL PROVISIONS

Article 1    These Articles of Association are hereby made in accordance with the “Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures“ and the joint venture agreement entered into between CHINA JI’AN CITY YI MA INDUSTRIAL COMPANY LIMITED (hereinafter referred to as “Party A”) and HONG KONG EASE DRAGON HOLDINGS LIMITED (hereinafter referred to as “Party B”).

Article 2    The Chinese name of the joint venture company:  吉安市森菱实业有限公司

The English name of the joint venture company: JI’AN CITY FOREST INDUSTRY CORPORATION LIMITED

The legal address of the joint venture company: New industrial zone, Qing Yuan District, Ji’An City

Article 3    The names and the legal addresses of Party A and Party B are as follows:-

Party A: CHINA JI’AN CITY YI MA INDUSTRIAL COMPANY LIMITED, and its legal address is New industrial zone, Qing Yuan District, Ji’An City

Party B: HONG KONG EASE DRAGON HOLDINGS LIMITED, and its legal address is Unit 1001-4A, 10th floor, Champion Building, 287-291, Des Voeux Road Central, Sheung Wan, Hong Kong

Article 4    The organization form of the joint venture company is “limited liability company”. The liabilities of Party A and Party B to the joint venture company shall be limited to the amount of their respective capital contributions prescribed by the current Articles of Association or by the subsequent revised Articles of Association. Based on the foregoing, the parties shall share the profits, risks and losses of the joint venture company in proportion to their respective capital contributions to the registered capital.

Article 5    The joint venture company is a body corporate in China, which shall be governed and protected by the Chinese laws. All the activities of the joint venture company shall comply with laws, decrees and relevant regulations of China.

CHAPTER 2    PURPOSES AND BUSINESS SCOPE

Article 6    The purposes of Party A and Party B to set up the joint venture company are: in light of the wishes of strengthening the economic cooperation and the technology exchange, to adopt advanced and appropriate technology and scientific operational and managerial method, to improve the quality of the products, to invent new products, to have competitive abilities in the international market in the areas of quality, price and other aspects, to improve economic benefits, and to obtain satisfactory economic benefits for the parties.

Article 7    The business scope of the joint venture company: production and sales of Christmas trees and Christmas gift sets.

Article 8    The production scale of the joint venture company: the annual total production value is estimated to be U.S. dollars 40 million.

Article 9    The joint venture company shall sell its products in the domestic market and overseas market by its own, and also provide other relevant services. In order to ensure the success and development of the joint venture company, the joint venture company shall give its priority to export sales and earning foreign exchange revenue.

CHAPTER 3    TOTAL INVESTMENT AMOUNT AND REGISTERED CAPITAL

Article 10    The total investment amount of the joint venture company is U.S. dollars 12 million.

The registered capital of the joint venture company is U.S. dollars 6 million.

Party A: the amount of the capital contributions shall be U.S. dollars 600,000, which shall account for 10% of the registered capital, and such capital contributions shall be made in cash; and

Party B: the amount of the capital contributions shall be U.S. dollars 5.4 million, which shall account for 90% of the registered capital, and such capital contributions shall be made by foreign currency notes.

Article 12    The parties of the joint venture company shall make full payment of 15% of their respective subscribed amount of the capital contributions within three (3) months from the date of issue of the business license of the joint venture company, and the balance shall be paid off within two (2) years from the date of issue of the business license of the joint venture company.

Article 13    After Party A and Party B have paid their amount of the capital contributions, the joint venture company shall appoint certified public accountants in China to conduct the capital verification. After the capital verification report is issued, the joint venture company shall issue the capital contributions certificate to Party A and Party B respectively, certifying the date and amount of the capital contributions made by the respective party.

Article 14    Within the term of the joint venture, the joint venture company shall not reduce its registered capital amount. Neither party shall be allowed to pledge any part of its capital contributions to the registered capital of the joint venture company to any third party.

Article 15    Any increase or transfer of the registered capital of the joint venture company is subject to the unanimous consent of the board of directors and then the approval by the original approving authorities, after which the joint venture company shall carry out the relevant registration alternation procedures with the original registration authority.

CHAPTER 4    BOARD OF DIRECTORS

Article 16    The joint venture company shall establish the board of directors. The board of directors is the highest authority of the joint venture company.

Article 17    The board of directors shall decide on all the major issues concerning the joint venture company. The board of directors shall make decisions on the following issues only with the unanimous approval by the board:-

1.	forming and amending the Articles of Association of the joint venture company ;
2.	the termination and dissolution of the joint venture company;
3.	the merger, affiliation and consolidation of the joint venture company with another economic organization;
4.	any increase or transfer of the registered capital of the joint venture company;
5.	deciding on setting up branches of the joint venture company;
6.	approving the medium-term and long-term development plans of the joint venture company;
7.	approving the annual operational strategies and plans of the joint venture company;
8.	approving the annual financial budgets, financial reports and accounting statements;

9.	deciding on the annual profit appropriation plans of the joint venture company;
10.	appointing and dismissing the general manager and the deputy general manager; and
11.	matters involving conflict of interests of any joint venture party.

As for the following mattersôapproval by at least two (2) directors present at the board meetings shall be required: -

1.
the maximum loan amount for working capital of the joint venture company, and issues concerning the purchasing, leasing, sales or mortgages of assets of the joint venture company and other issues concerning the assets of the joint venture company;

2.	the labor contracts and other important rules and regulations of the joint venture company;
3.	examining and approving the annual business report submitted by the general manager;
4.
appointing and dismissing the senior managerial personnel who is nominated by the general manager and submitted to the board of directors in connection with the appointment, and deciding on his/her salaries and welfares;

5.	deciding on the system of salaries and welfares for the employees of the joint venture company in accordance with the relevant regulations promulgated by the government of China;
6.	deciding on and adjusting the organizational structure of the joint venture company;
7.	deciding on the proportion of appropriation to the reserve funds, the enterprise development funds, and the employees’ reward and welfare funds from the after-tax profits of the joint venture company;
8.	deciding on the types and scope of insurances for the joint venture company;
9.	matters concerning the scope of authority of the general manager;
10.	deciding on the joint venture company’s employees’ housing and various welfare matters; and
11.	other matters which shall be decided by the board of directors.

Article 18    The board of directors shall be composed of three (3) directors, among which, one (1) director shall be appointed by Party A and two (2) directors shall be appointed by Part B. The term of a director shall be three (3) years and he/she may serve consecutive terms. In the event that Party A or Party B replaces the director(s), such party shall give advanced written notice to the board of directors and the other party.

Article 19    The meeting of the board of directors shall be held at least once a year. With the proposals made by more than two (2) directors (including two (2) directors), the chairman of the board of directors may convene an interim board meeting.

Article 20    The chairman shall give thirty (30) days advance written notice to each director prior to the board meeting, and the time and venue of the meeting shall be set out in such notice. In the event that any director is unable to attend the board meeting, he/she may present a power of attorney in writing to entrust other personnel to attend the board meeting and vote on his/her behalf. In the event that the director neither attends the meeting nor entrusts other personnel to attend the meeting, it shall be deemed an abstention.

Article 21    The quorum of a board meeting shall be two-thirds (2/3) of all the directors. In the event that the number of the directors attending the meeting fail to achieve two-thirds (2/3) of all the directors, the resolutions passed by such meeting shall be invalid. The meeting minutes shall be filed for record purposes. The meeting minutes shall be written in both Chinese and English languages, and each of the directors attending the meeting shall sign his/her name on the meeting minutes.

CHAPTER 5    OPERATION AND MANAGEMENT ORGANIZATION

Article 22    The joint venture company shall set up the operation and management organization to be in charge of the daily operation and management of the joint venture company. The joint venture company shall have one (1) general manager and one (1) deputy general manager. The general manager and the deputy general manager shall be appointed by the board of directors with a term of three (3) years, and the general manager and the deputy general manager may serve consecutive terms upon the decisions of the board of directors.

Article 23    The joint venture company shall adopt the system of “general manager in charge” under the leadership of the board of directors. The general manager shall be directly accountable to the board of directors, execute the various decisions made in the board meetings, organize and be in charge of the daily production, technology, operational and managerial work of the joint venture company.

Article 24    The chairman of the board of directors, and the director appointed by the board of directors, may concurrently serve as the general manager, the deputy general manager or the assistant to manager.

Article 25    Except with the approval by the board of directors, the general manager and the deputy general manager shall not be engaged in other economic organizations which commercially compete with the joint venture company.

Article 26    In the event that the general manager, the deputy general manager or other senior managerial personnel request for resignations, such person shall submit a written report to the board of directors in advance. In the event that any of the aforementioned personnel practices graft and embezzlement or gross neglect of duty and is unable to cope with work, he/she may be dismissed and replaced at any time upon the decision of the board of directors.

CHAPTER 6    FINANCE AND ACCOUNTING

Article 27    The finance and accounting of the joint venture company shall be handled in accordance with the "Stipulations of the Finance and Accounting System of the Foreign Investment Enterprise of the People’s Republic of China" formulated by the Ministry of Finance of the People's Republic of China.

Article 28    The joint venture company shall adopt the calendar year system to set the accounting year, and the accounting year shall commence on 1 January and end on 31 December each year. All the accounting vouchers, documentary evidence, statements, and accounting books shall be written in Chinese language.

Article 29    The joint venture company shall adopt Renminbi (RMB) as the currency unit for book-keeping purposes. The conversion of RMB into other currency shall be conducted in accordance with the exchange rate of the actual converting day published by the State Administration of Foreign Exchange of the People’s Republic of China.

Article 30    The joint venture company shall open RMB accounts and foreign currency accounts with the banks in China.

Article 31    The joint venture company shall adopt the internationally used accrual basis and debit-credit method for book-keeping purposes.

Article 32    The following contents shall be recorded in the financial and accounting books of the joint venture company:-

1.	amount of all of the cash income and expenditure in cash of the joint venture company;
2.	status concerning sales and procurement of the materials of the joint venture company;
3.	status concerning the registered capital and liabilities of the joint venture company; and
4.	status concerning the payment schedule of the registered capital, and the increase and transfer of the registered capital of the joint venture company.

Article 33    The finance department of the joint venture company shall prepare the balance sheet and profit and loss statement for the previous accounting year within the first three (3) months of each accounting year, which shall be submitted to the board of directors after they are verified and signed by auditors.

Article 34    Either party of the joint venture shall have the right to appoint auditors to review the accounting books of the joint venture company at its own cost. The joint venture company shall provide convenience during such review.

Article 35    The depreciation period of the fixed assets of the joint venture company shall be decided by the board of directors in accordance with the "Detailed Implementation Rules on the Income Tax Law of the People's Republic of China on Foreign Investment Enterprises and Foreign Enterprises".

Article 36    All the foreign exchange affairs of the joint venture company shall be dealt with in accordance with the "Interim Provisions of Administration on Foreign Exchange of the People's Republic of China" and the relevant stipulations.

CHAPTER 7    PROFITS APPROPRIATION

Article 37    The joint venture company shall make appropriations to the reserve fund, the enterprise development fund and the employees’ welfare reward fund from its after-tax profits. The percentage of such appropriations for each year shall be discussed and decided by the board of directors based on the operational status of the joint venture company.

Article 38    After the joint venture company has paid taxes in accordance with laws and has made appropriations to the three types of fundsôthe profits in net shall be appropriated to Party A and Party B respectively according to the proportion of their capital contributions to the registered capital.

Article 39    The joint venture company shall appropriate profits once a year. The profit appropriation plan and the amount of profit appropriated to each party for the previous year shall be announced within the first three (3) months of each accounting year.

Article 40    Profits shall not be appropriated if the joint venture company has not covered the losses made from the previous accounting year. The profits made from the previous accounting year which have not been appropriated may be consolidated into the profits of current accounting year for appropriation purposes.

CHAPTER 8    EMPLOYEES

Article 41    The employmentô recruitmentô dismissal and resignation, salaries, welfares, rewards and penalties, labor insurances, labor protection, labor disciplines and other matters shall be handled in accordance with the " Provisions on Labor Management in Chinese-Foreign Equity Joint Ventures of the People’s Republic of China " and its implementation rules, and the relevant regulations formulated by Jiang Xi Province.

Article 42    The joint venture company has the right to take disciplinary actions against the employee who violates the rules and regulations of the joint venture company and labor disciplinesôand such actions include warningôdemerit recording and salary reducing. Employee may be dismissed if he/she violates the foregoing to a serious extent. Discharging of employees shall be filed with the local labor authority for record purposes.

Article 43    The salaries treatment of the employees from the Chinese party shall be ascertained by the board of directors in accordance with the regulations issued by the Bureau of Labor of Ji’An City and the specific situation of the joint venture companyôand shall be specified in detail in the labor contracts. With the development of the production of the joint venture company and the improvement of the employees’ abilities and technology, the joint venture company shall increase the employees’ salaries accordingly. The pensions of the employees who retired from the joint venture company shall be paid in accordance with the regulations issued by the Bureau of Labor of Ji’An City.

Article 44    The joint venture company shall ensure that the employees will work in normal conditions in accordance with the relevant regulations of the People’s Republic of China and Jiang Xi Province concerning labor protection for employees.

CHAPTER 9    TRADE UNION ORGANIZATION

Article 45    The employees of the joint venture company shall have the right to organize a trade union organization to conduct trade union activities in accordance with the “Trade Union Law of the People’s Republic of China”.

Article 46    The trade union in the joint venture company is the representative of the interests of the employees. The tasks of the trade union are: to protect the democratic rights and material interests of the employees pursuant to laws; to assist the joint venture company to arrange and make rational use of welfare and rewards funds; to organize the employees to study politics, business, science, technology and knowledge, to carry out literary and art activities and sports activities; and to educate the employees to observe labor disciplines and strive to fulfill the various economic tasks of the joint venture company.

Article 47    The person in charge of the trade union of the joint venture company shall have the right to be present at the meetings discussing the joint venture company’s development plans, production and operational activities and other issues, and to reflect the employees’ opinion and requests.

Article 48    The trade union shall take part in the mediation of disputes arising between the employees and the joint venture company.

Article 49    Each month, the joint venture company shall appropriate 2% of the total amount of the actual salaries of the employees to the trade union as its operating fee. This operating fee shall be used by the trade union in accordance with “Trade Union Fee Management Measures” formulated by the All-China Federation of Trade Unions.

CHAPTER 10    TERM, TERMINATION AND LIQUIDATION

Article 50    The term of the joint venture shall be twenty (20) years, which shall be calculated from the date of issue of the business license of the joint venture company.

With the consent of both parties and the unanimous consent of the board of directors, the joint venture company may submit an application for the extension of its term to the original approving authorities six (6) months prior to the expiry of its term.

Article 51    In the event both parties agree that termination of the joint venture is in line with the best interests of the parties, the joint venture may be terminated prior to the expiry of its term. In this case, the decision of such termination shall be made by the board meeting ninety (90) days prior to the date of the termination of the joint venture, and shall be submitted to the original approving authorities for approvals.

Article 52    In the event that any of the following circumstances occurs, either Party A or Party B shall have the right to terminate the joint venture in accordance with laws:-

1.	the term of the joint venture company has expired;
2.	the joint venture company suffers from heavy losses and is unable to continue its operations;
3.	the joint venture company is unable to continue its operations due to heavy losses caused by the Force Majeure;
4.
the joint venture company is unable to continue its operations due to the fact that either party does not have the capacity or is unable to perform its obligations under this contract and the Articles of Association; and

5.	the joint venture company fails to achieve its desired operational goals and it has no prospect for future development.

Article 53    Upon the expiry of the term of the joint venture or in the event that the joint venture is terminated prior to the expiry of its term, the board of directors shall bring forward the liquidation procedures, liquidation principles and candidates of the liquidation committee, and shall set up a liquidation committee to conduct the liquidation of the joint venture company’s assets.

Article 54    The tasks of the liquidation committee are to conduct thorough check on the assets, creditor's rights and liabilities of the joint venture company, to work out the balance sheet and the list of its assets, to formulate a liquidation plan, and to execute the liquidation plan after such plan is approved by the board of directors.

Article 55    After the liquidation committee has paid off the debts of the joint venture company, the remaining assets of the joint venture company shall be appropriated to Party A and Party B respectively according to the proportion of their capital contributions to the registered capital.

Article 56    Upon the completion of the liquidation, the joint venture company shall submit a report to the approving authorities, and carry out the cancellation registration procedures with the original registration authority, hand in its business license and at the same time, make an announcement to the public.

Article 57    After the joint venture company terminates its operations, all of its accounting books shall be kept by Party A.

CHAPTER 11    RULES AND REGULATIONS

Article 58    The rules and regulations formulated by the board of directors of the joint venture company include:-
1.	operation and management regulation (including the duties and working procedures of various management departments);
2.	code of conduct for employees;
3.	labor salaries regulation;
4.	regulation on employees’ attendance, promotion, reward and penalties;
5.	employees’ welfare regulation;
6.	financial regulation; and
7.	other necessary rules and regulations.

CHAPTER 12    GOVERNING LAW

Article 59    The formation, validityôinterpretationôand performance of these Articles of Association shall be governed by the laws of the People's Republic of China.

CHAPTER 13    SUPPLEMENTARY PROVISIONS

Article 60    Any amendment to these Articles of Association must be subject to the unanimous approval by the board of directors, and it shall also be submitted to the original approving authorities for approval.

Article 61    These Articles of Association shall become effective only upon approval by Ji’An City Foreign Economic and Trade Bureau.

Article 62    These Articles of Association were executed on 12 November 2007 by the authorized representatives of Party A and Party B in the Qing Yuan District of Ji’An City, Jiang Xi Province.

CHINA JI’AN CITY YI MA INDUSTRIAL COMPANY LIMITED	HONG KONG EASE DRAGON HOLDINGS LIMITED

Signature of the Representative:	Signature of the Representative:

Designation:	Designation:

12 November 2007